Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this document.

SEMICONDUCTOR MANUFACTURING INTERNATIONAL CORPORATION
(Incorporated in the Cayman Islands with limited liability)
(STOCK CODE: 0981)

SMIC REPORTS UNAUDITED RESULTS FOR THE THREE MONTHS ENDED JUNE 30, 2014

•	Revenue was $511.3 million in 2Q14, an increase of 13.4% quarter over quarter.

•	Non-GAAP revenue excluding wafer shipments from Wuhan Xinxin reached a record high of $511.3 million in 2Q14, an increase of 1.9% year over year compared to $501.8 million in 2Q13.

•	Gross margin was 28.0% in 2Q14, compared to 21.3% in 1Q14.

•	Profit for the period attributable to SMIC was $56.8 million in 2Q14, compared to $20.3 million in 1Q14.

•	China-region revenue grew to 44.4% of overall revenue becoming the largest contributor to revenue regionally in 2Q14.

Set out below is a copy of the full text of the press release by the Company on August 6, 2014, in relation to its unaudited results for the three months ended June 30, 2014.

All currency figures stated in this report are in US Dollars unless stated otherwise.

The consolidated financial information is prepared in accordance with International Financial Reporting Standards (“IFRS”).

Shanghai, China –August 6, 2014. Semiconductor Manufacturing International Corporation (NYSE: SMI; SEHK: 981) (“SMIC” or the “Company”), one of the leading semiconductor foundries in the world, today announced its consolidated results of operations for the three months ended June 30, 2014.

Third Quarter 2014 Guidance:

The following statements are forward looking statements which are based on current expectations and which involve risks and uncertainties, some of which are set forth under “Safe Harbor Statements” below.

•	Revenue is expected to increase 1% to 5% quarter over quarter.

•	Gross margin is expected to range from 24% to 26%.

•	Non-GAAP operating expenses excluding the effect of employee bonus accrual, government funding and gain from the disposal of living quarters are expected to range from $96 million to $101 million.

Dr. Tzu-Yin Chiu, SMIC’s Chief Executive Officer and Executive Director, commented, “Excluding Wuhan contribution, SMIC achieved record high revenue in the second quarter, which is our ninth consecutive profitable quarter. We reached a gross margin of 28%—our highest since 2005.

Compared to Q1 2014, utilization was up more than 10 percentage points; while revenue increased 13.4% sequentially. When comparing Q2 2014 to Q1 2014, gross margin increased 6.7 percentage points, profit from operations nearly doubled, and net profit tripled. We continue to emphasize the priority of sustained profitability and carefully planned growth. Overall, we are optimistic about 2015 as we prepare our capacity and technology for many new and exciting opportunities.

One of our growth drivers for 2015 will be 28nm. We are happy to work with our long-time customer as we ramp up this new technology. We are on track to have production ramp up in 2015. We are also working with other customers who are targeting to capture the LTE handset IC market in China, AP for tablets, and RF applications on 28nm.

Our other growth driver for this year and more so in 2015 is our differentiated product offering. SMIC continues to experience high demand for 8-inch production capacity for PMIC, CIS, e-NVM, and sensors. Our effort in 12-inch specialty process development has recently yielded the industry’s leading 55nm embedded NVM solution. Our customer has entered into high volume production based on this technology.

The strong IC demand in China is continuing to drive our growth. For the first time in SMIC’s history, our China revenue has exceeded all other regions in the second quarter. Revenue from China now accounts for more than 44% of our total revenue.

The second quarter recovery ended with strong financials and profitability for SMIC. We are optimistic about 2015 as we prepare for growth on 8-inch and 28nm. We continue to have confidence in our strategy to capture growth opportunities in China.”

Conference Call / Webcast Announcement

Date: August 7, 2014
Time: 8:30 a.m. Shanghai time
Dial-in numbers and pass code:

China	400-620-8038	(Pass code: SMIC)
Hong Kong	852-2475-0994	(Pass code: SMIC)
Taiwan	886-2-2650-7825	(Pass code: SMIC)
United States, New York	1-845-675-0437	(Pass code: SMIC)

The call will be webcast live with audio at http://www.smics.com/eng/investors/ir—presentations.php or http://www.media-server.com/m/p/89si7vqg.

An archived version of the webcast, along with an electronic copy of this news release will be available on the SMIC website for a period of 12 months following the webcast.

About SMIC

Semiconductor Manufacturing International Corporation (“SMIC”; NYSE: SMI; SEHK: 981) is one of the leading semiconductor foundries in the world and the largest and most advanced foundry in mainland China. SMIC provides integrated circuit (IC) foundry and technology services at 0.35-micron to 28-nanometer. Headquartered in Shanghai, China, SMIC has a 300mm wafer fabrication facility (fab) and a 200mm mega-fab in Shanghai; a 300mm mega-fab in Beijing with a joint-venture 300mm fab that is currently under construction; a 200mm fab in Tianjin; and a 200mm fab project under development in Shenzhen. SMIC also has marketing and customer service offices in the U.S., Europe, Japan, and Taiwan, and a representative office in Hong Kong.

For more information, please visit www.smics.com.

Safe Harbor Statements
(Under the Private Securities Litigation Reform Act of 1995)

This press release contains, in addition to historical information, “forward-looking statements” within the meaning of the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements, including statements under “Third Quarter 2014 Guidance” and the statements regarding our optimism about our 2015 opportunities, our expected 2015 growth driver of 28nm technology, our expectation to have production ramp up in 2015, our expectation of differentiated products offering being another growth driver for this year and more so in 2015, our anticipation to experience high demand for 8-inch production capacity for PMIC, CIS, e-NVM, and sensors and our confidence in our strategy to capture growth opportunities in China, as well as the statements regarding future 2014 capital expenditures are based on SMIC’s current assumptions, expectations and projections about future events. SMIC uses words like “believe,” “anticipate,” “intend,” “estimate,” “expect,” “project,” “target” and similar expressions to identify forward-looking statements, although not all forward-looking statements contain these words. These forward-looking statements involve significant risks, both known and unknown, uncertainties and other factors that may cause SMIC’s actual performance, financial condition or results of operations to be materially different from those suggested by the forward-looking statements including, among others, risks associated with the global economic slowdown, orders or judgments from pending litigation and financial stability in end markets.

Investors should consider the information contained in SMIC’s filings with the U.S. Securities and Exchange Commission (SEC), including its annual report on 20-F filed with the SEC on April 14, 2014, especially the consolidated financial statements, and such other documents that SMIC may file with the SEC or The Hong Kong Stock Exchange Limited (“SEHK”) from time to time, including current reports on Form 6-K. Other unknown or unpredictable factors also could have material adverse effects on SMIC’s future results, performance or achievements. In light of these risks, uncertainties, assumptions and factors, the forward-looking events discussed in this press release may not occur. You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date stated, or if no date is stated, as of the date of this press release. Except as may be required by law, SMIC undertakes no obligation and does not intend to update any forward-looking statement, whether as a result of new information, future events or otherwise.

About Non-Generally Accepted Accounting Principles (“Non-GAAP”) Financial Measures

To supplement SMIC’s consolidated financial results presented in accordance with IFRS, SMIC uses in this press release measures of operating results that are adjusted to exclude wafer shipments from Wuhan Xinxin Semiconductor Manufacturing Corporation (“Wuhan Xinxin”), which SMIC began gradually phasing out in 3Q13. There were no wafer shipments from Wuhan Xinxin from 1Q14 onwards. This earnings release includes non-GAAP revenue, non-GAAP cost of sales, non-GAAP gross margin and non-GAAP operating expenses, which consists of total operating expenses as adjusted to exclude the effect ofemployee bonus accrual, government funding and gain from the disposal of living quarters. It also includes third quarter 2014 guidance for non-GAAP operating expenses. The presentation of non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with IFRS.

SMIC believes that use of these non-GAAP financial measures facilitates investors’ and management’s comparisons to SMIC’s historical performance. The Company’s management regularly uses these non-GAAP financial measures to understand, manage and evaluate the Company’s business and make financial and operational decisions.

The accompanying table has more information and reconciliations of each non-GAAP financial measure to its most directly comparable GAAP financial measure. A reconciliation of non-GAAP guidance measures to corresponding GAAP measures is not available on a forward-looking basis.

Summary of Second Quarter 2014 Operating Results

Amounts in US$ thousands, except for EPS and operating data

	2Q14	1Q14	QoQ	2Q13	YoY
Revenue	511,344	451,083	13.4%	541,302	-5.5%
Cost of sales	(368,291)	(354,965)	3.8%	(406,075)	-9.3%

Gross profit	143,053	96,118	48.8%	135,227	5.8%
Operating expenses	(84,861)	(66,533)	27.5%	(56,095)	51.3%

Profit from operations	58,192	29,585	96.7%	79,132	-26.5%
Other income (expense), net	(1,105)	(9,189)	-88.0%	(3,292)	-66.4%

Profit before tax	57,087	20,396	179.9%	75,840	-24.7%
Income tax benefit (expense)	93	(1,454)	—	(510)	—

Profit for the period	57,180	18,942	201.9%	75,330	-24.1%
Other comprehensive income:
Exchange differences on translating foreign operations	(858)	(1,095)	-21.6%	278	—

Total comprehensive income for the period	56,322	17,847	215.6%	75,608	-25.5%

Profit for the period attributable to:
Attributable to SMIC	56,801	20,261	180.3%	75,401	-24.7%
Non-controlling interests	379	(1,319)	—	(71)	—

Profit for the period	57,180	18,942	201.9%	75,330	-24.1%
Gross margin	28.0%	21.3%	—	25.0%	—
Earnings per ordinary share(1) Basic	0.00	0.00	—	0.00	—
Diluted	0.00	0.00	—	0.00	—
Earnings per ADS Basic	0.09	0.03	—	0.12	—
Diluted	0.08	0.03	—	0.12	—
Wafers shipped (in 8” equivalent wafers)	648,764	581,621	11.5%	687,651	-5.7%
Capacity utilization(2)	94.6%	84.2%	—	98.5%	—

Note:

(1)	Based on weighted average ordinary shares of 32,766 million (basic) and 35,291 million (diluted) in 2Q14, 32,169 million (basic) and 32,513 million (diluted) in 1Q14, and 32,051 million (basic) and 32,312 million (diluted) in 2Q13.

(2)	Based on total equivalent wafers out divided by estimated total quarterly capacity.

•	Revenue increased 13.4% QoQ from $451.1 million in 1Q14 to $511.3 million in 2Q14 mainly because of an increase in wafer shipments in 2Q14. Revenue decreased 5.5% YoY from $541.3 million in 2Q13 mainly because there were no wafer shipments from Wuhan Xinxin since 1Q14.

•	Non-GAAP revenue excluding wafer shipments from Wuhan Xinxin was a record high of $511.3 million in 2Q14, an increase of 1.9% YoY compared to $501.8 million in 2Q13.

•	Cost of sales increased to $368.3 million in 2Q14, only up 3.8% QoQ from $355.0 million in 1Q14.

•	Gross profit was $143.1 million in 2Q14, an increase of 48.8% QoQ from $96.1 million in 1Q14.

•	Gross margin was 28.0% in 2Q14, up from 21.3% in 1Q14, primarily due to an increase in fab utilization.

•	Operating expenses increased to $84.9 million in 2Q14, an increase of 27.5% QoQ from $66.5 million in 1Q14, mainly due to the reasons stated in Operating Expenses (Income) Analysis below.

Analysis of Revenue

Revenue Analysis
By Application	2Q14	1Q14	2Q13
Computer	2.8%	3.0%	1.5%
Communications	41.4%	39.1%	45.6%
Consumer	48.0%	48.8%	45.3%
Others	7.8%	9.1%	7.6%
By Service Type	2Q14	1Q14	2Q13

Wafers	95.4%	93.3%	96.2%
Mask making, testing, others	4.6%	6.7%	3.8%
By Customer Type	2Q14	1Q14	2Q13

Fabless semiconductor companies	85.2%	89.0%	87.7%
Integrated device manufacturers (IDM)	3.0%	3.1%	7.0%
System companies and others	11.8%	7.9%	5.3%
By Geography	2Q14	1Q14	2Q13

North America	42.0%	46.6%	48.3%
China(1)	44.4%	40.6%	40.9%
Eurasia(2)	13.6%	12.8%	10.8%
Wafer Revenue Analysis

By Technology	2Q14	1Q14	2Q13

40/45 nm	13.2%	9.8%	10.0%
55/65 nm	26.3%	21.3%	30.9%
90 nm	3.4%	4.3%	4.6%
0.13 µm	12.1%	12.9%	10.5%
0.15/0.18 µm	40.2%	46.8%	40.1%
0.25/0.35 µm	4.8%	4.9%	3.9%

Note:
(1) Including Hong Kong, but excluding Taiwan
(2) Excluding China

Capacity*

Fab / (Wafer Size)	2Q14	1Q14
Shanghai Mega Fab (8”)	96,000	94,000
Shanghai 12-inch Fab (12”)	31,500	31,500
Beijing Mega Fab (12”)	81,000	81,000
Tianjin Fab (8”)	39,000	37,000
Total monthly wafer fabrication capacity	247,500	243,500

Note:
* Wafers per month at the end of the period in 8” equivalent wafers, calculated on a 30-day basis for comparison purposes

•	Monthly capacity increased to 247,500 8-inch equivalent wafers in 2Q14 from 243,500 8-inch equivalent wafers in 1Q14, primarily due to an increase in capacity in our Shanghai and Tianjin 8-inch fabs.

Shipment and Utilization

8” equivalent wafers	2Q14	1Q14	QoQ	2Q13	YoY
Wafer shipments	648,764	581,621	11.5%	687,651	-5.7%
Utilization rate(1)	94.6%	84.2%	—	98.5%	—

Note:
(1)	Based on total equivalent wafers out divided by estimated total quarterly capacity.
•
Wafer shipments in 2Q14 increased 11.5% QoQ mainly because of an increase in wafer shipments. Wafer shipments decreased 5.7% YoY compared to 2Q13 mainly because there were no wafer shipments from Wuhan Xinxin since 1Q14.

Detailed Financial Analysis

Gross Profit Analysis

Amounts in US$ thousands	2Q14	1Q14	QoQ	2Q13	YoY
Cost of sales	368,291	354,965	3.8%	406,075	-9.3%
Depreciation	106,236	110,903	-4.2%	107,759	-1.4%
Other manufacturing costs	260,365	243,091	7.1%	295,840	-12.0%
Share-based compensation	1,690	971	74.0%	2,476	-31.7%
Gross profit	143,053	96,118	48.8%	135,227	5.8%
Gross margin	28.0%	21.3%	—	25.0%	—

•	Cost of sales was $368.3 million in 2Q14, only up 3.8 % QoQ from $355.0 million in 1Q14.

•	Gross profit was $143.1 million in 2Q14, an increase of 48.8% QoQ from $96.1 million in 1Q14.

•	Gross margin was 28.0% in 2Q14, up from 21.3% in 1Q14, mainly due to an increase in fab utilization.

Operating Expenses (Income) Analysis

Amounts in US$ thousands	2Q14	1Q14	QoQ	2Q13	YoY
Operating expenses	84,861	66,533	27.5%	56,095	51.3%
Research and development	45,080	36,653	23.0%	36,736	22.7%
General and administrative	35,528	23,193	53.2%	42,636	-16.7%
Selling and marketing	9,018	9,708	-7.1%	9,775	-7.7%
Other operating income	(4,765)	(3,021)	57.7%	(33,052)	-85.6%

•	R&D expenses increased to $45.1 million in 2Q14, compared to $36.7 million in 1Q14. The increase was primarily due to 1) a decrease in the funding of R&D contracts from the government, which was $7.6 million in 2Q14, compared to $11.7 million in 1Q14 and 2) an increase of R&D activities in 2Q14.

•	General and administrative expenses increased to $35.5 million in 2Q14, up 53.2% QoQ from $23.2 million in 1Q14, mainly because 1) accrued employee bonus increased by $7.1 million and 2) government tax surcharges increased by $2.4 million in 2Q14.

•	Other operating income increased 57.7% QoQ from $3.0 million in 1Q14 to $4.8 million in 2Q14, mainly because of the gain arising from the disposal of part of the living quarters in Beijing.

Other operating income decreased 85.6% YoY compared to $33.1 million in 2Q13, mainly because of 1) the gain arising from the disposal of part of the living quarters in Shanghai in 2Q13 and 2) the gain arising from the disposal of the Company’s total ownership interest in SMIC (Wuhan) Development Corporation which was mainly engaged in the construction, operation and management of SMIC living quarters and schools in Wuhan in 2Q13.

Other Income (expense), Net

Amounts in US$ thousands	2Q14	1Q14	QoQ	2Q13	YoY
Other income (expense), net	(1,105)	(9,189)	-88.0%	(3,292)	-66.4%
Interest income	3,021	1,838	64.4%	936	222.8%
Finance costs	(8,231)	(4,630)	77.8%	(9,080)	-9.4%
Foreign exchange gains or losses	(1,860)	(12,594)	-85.2%	2,949	—
Other gains or losses, net	5,399	5,312	1.6%	1,126	379.5%
Share of profits of associates	566	885	-36.0%	777	-27.2%

•	The change of foreign exchange gains or losses was mainly due to a devaluation of RMB against USD in 1Q14.

Depreciation and Amortization

Amounts in US$ thousands	2Q14	1Q14	QoQ	2Q13	YoY
Depreciation and amortization	138,463	136,871	1.2%	135,712	2.0%

Liquidity

Amounts in US$ thousands	2Q14	1Q14
Cash and cash equivalent	573,332	437,575
Restricted cash	181,573	120,338
Other financial assets	358,417	178,383
Trade and other receivables	458,765	361,536
Prepaid operating expenses	42,261	43,181
Inventories	319,089	294,375
Assets classified as held-for-sale	1,543	2,361
Total current assets	1,934,980	1,437,749
Current tax liabilities	246	161
Other financial liabilities	—	76
Accrued liabilities	132,273	114,463
Deferred government funding	31,484	24,431
Borrowings	365,269	313,191
Trade and other payables	474,268	401,041
Total current liabilities	1,003,540	853,363
Cash Ratio	0.6x	0.5x
Quick Ratio	1.6x	1.3x
Current Ratio	1.9x	1.7x

Capital Structure

Amounts in US$ thousands	2Q14	1Q14
Cash and cash equivalent	573,332	437,575
Restricted cash	181,573	120,338
Other financial assets	358,417	178,383
Short-term borrowings	365,269	313,191
Long-term borrowings	430,520	512,075
Convertible bonds	352,317	182,149
Total debt	1,148,106	1,007,415
Equity	2,889,045	2,617,698
Total debt to equity ratio(1)	39.7%	38.5%

Note:

(1)	Total debt divided by equity, total debt including short-term and long-term borrowings and convertible bonds.

Cash and cash equivalent increased to $573.3 million in 2Q14 from $437.6 million in 1Q14 and other financial assets increased to $358.4 million in 2Q14 from $178.4 million in 1Q14, primarily because of the net proceeds received from the issuance of convertible bonds and new ordinary shares in 2Q14.

Cash Flow

Amounts in US$ thousands	2Q14	1Q14
Net cash from operating activities	118,635	169,378
Net cash used in investing activities	(339,761)	(24,912)
Net cash from (used in) financing activities	357,214	(168,382)
Effect of exchange rate changes	(331)	(992)
Net change in cash	135,757	(24,908)

Capex Summary

■ Capital expenditures for 2Q14 were $142.4 million.
■ The Company raised planned 2014 capital expenditures for
foundry operations from approximately $1.0 billion to approximately $1.1 billion. The increase is mainly for product-mix change, including conversion from 40/45nm to 28nm in our Shanghai 12-inch fab, and the expansion of capacity in our Tianjin 8-inch fab from 39K to 42K. Around $570 million of the total estimated 2014 capital expenditures is expected to be used for our new Beijing majority owned subsidiary, which is 55% funded by SMIC and 45% funded by the other shareholders of the subsidiary.

■ As previously announced, 2014 capital expenditures for
non-foundry operations is approximately $110 million, mainly for the construction of living quarters. The Company plans to rent out or sell these living quarter units to employees in the future.

Recent Highlights and Announcements

• HED Launches the First 55nm Smart Card Chip Based on SMIC’s 55nm LL eFlash Platform (2014-08-04)
• SMIC Revises Up Second Quarter 2014 Gross Margin Guidance (2014-07-21)
• Notification of Board Meeting (2014-07-14)
• Poll Results of the Annual General Meeting Held on 27 June 2014 (2014-07-07)
• SMIC and Qualcomm Collaborate on 28nm Wafer Production in China (2014-07-03)
• Completion of the Issue of Us$95,000,000 Zero Coupon Convertible Bonds Due 2018 (2014-06-27)
• Non-exempt Connected Transactions — Exercise of Pre-emptive Rights by Datang and Country Hill (2014-06-24)
• SMIC Establishes the First 12 inch CIS Supply Chain in China (2014-06-24)
• Completion of Placing of Existing Shares and Subscription of New Shares under 2013 General Mandate (2014-06-12)
• Grant of Options (2014-06-12)
• Closure of Register of Members (2014-06-12)
• SMIC and Brite Creates New Network Platform SMIC-ASIC.com (2014-06-05)
• (1) Placing of Existing Shares and Subscription of New Shares (2) Proposed Issue of Us$95 Million Zero Coupon Convertible Bonds Due 2018 (3) Pre-emptive Right of Datang and (4) Pre-emptive Right of Country Hill (2014-06-04)

• Potential Non-exempt Connected Transactions — Potential Exercise of Pre-emptive Rights by Datang and Country Hill (2014-06-04)
• SMIC will Host its First Showcase in Design Automation Conference (2014-05-29)
• SMIC Donates an Additional 2 Million Yuan to its Children’s Liver Transplant Program (2014-05-29)
• Circulars — Notification Letter and Request Form to Non-registered Holders (2014-05-27)
• Circulars — Notification Letter to Registered Shareholders (2014-05-27)
• Notice of Annual General Meeting (2014-05-27)
• Proxy Forms — Form of Proxy for Use at the Annual General Meeting to be Held on 27 June 2014 (2014-05-27)
• Circulars — Proposals for Re-election of Directors, Appointment of Auditors, General Mandates to Issue and Repurchase Shares, Non-exempt Connected Transaction — Proposed Grant of Restricted Share Units to a Director and Notice of Annual General Meeting (2014-05-27)

• SMIC Offers Stable and Robust Wafer Productions for Fingerprint Sensors (2014-05-20)
• SMIC Forms RD Consortium with Universities, Research Academy, and Industrial Partners to Speed Up Advance Technology Development 2014-05-16)
• Non-exempt Connected Transaction — Proposed Grant of Restricted Share Units to A Director (2014-04-29)
• Proposed Change of Auditors (2014-04-29)
• SMIC Reports Unaudited Results for the Three Months Ended March 31, 2014 (2014-04-28)
• SMIC Kicks Off 6th Technology Workshop in Shanghai (2014-04-24)
• SMIC Appoints Hiroshi Ogawa as General Manager of SMIC Japan (2014-04-15)
• Notification of Board Meeting (2014-04-14)
• Circulars — Letter and Reply Form to New Registered Shareholder — Election of Means of Receipt of Corporate Communication (2014-04-08)
• Circulars — Notification Letter and Request Form to Non-registered Holders (2014-04-08)
• Circulars — Notification Letter and Change Request Form to Registered Holders (2014-04-08)
• 2013 Annual Report (2014-04-07)

Please visit SMIC’s website at http://www.smics.com/eng/press/press_releases.php and
http://www.smics.com/eng/investors/ir_filings.php
for further details regarding the recent announcements.

For the three months ended
	June 30, 2014	March 31, 2014
	(Unaudited)	(Unaudited)
Revenue	511,344	451,083
Cost of sales	(368,291)	(354,965)

Gross profit	143,053	96,118

Research and development expenses	(45,080)	(36,653)
General and administration expenses	(35,528)	(23,193)
Sales and marketing expenses	(9,018)	(9,708)
Other operating income	4,765	3,021
Operating expenses	(84,861)	(66,533)
Profit from operation	58,192	29,585
Other income (expense), net	(1,105)	(9,189)
Profit before tax	57,087	20,396
Income tax benefit (expense)	93	(1,454)

Profit for the period	57,180	18,942

Other comprehensive income
Item that may be reclassified subsequently to profit or loss
Exchange differences on translating foreign operations	(858)	(1,095)

Total comprehensive income for the period	56,322	17,847

Profit (loss) for the period attributable to:
Owners of the Company	56,801	20,261
Non-controlling interests	379	(1,319)

	57,180	18,942

Total comprehensive income (expense) for the period attributable to:
Owners of the Company	55,943	19,166
Non-controlling interests	379	(1,319)

	56,322	17,847

Earnings per share attributable to Semiconductor Manufacturing International Corporation ordinary shareholders
Basic	0.00	0.00
Diluted	0.00	0.00
Earnings per ADS attributable to Semiconductor Manufacturing International Corporation ordinary ADS holders
Basic	0.09	0.03
Diluted	0.08	0.03
Shares used in calculating basic earnings per share	32,766,242,768	32,168,629,989
Shares used in calculating diluted earnings per share	35,291,192,640	32,512,915,972

Reconciliations of Non-GAAP Financial Measures
to Comparable GAAP Measures(1)
Non-GAAP operating expenses	(86,600)	(79,363)

Note:

(1)	SMIC defines non-GAAP revenue, non-GAAP cost of sales and non-GAAP gross margin, which are non-GAAP financial measures, as revenue, cost of sales and gross margin, in each case excluding wafer shipments from Wuhan Xinxin. SMIC also defines non-GAAP operating expenses prepared on a forward-looking basis as a non-GAAP measure in our next quarter’s guidance, which is adjusted to exclude the effect of employee bonus accrual, government funding and gain from the disposal of living quarters. SMIC reviews non-GAAP financial measures together with revenue, cost of sales, gross margin and operating expenses to understand, manage and evaluate its business and make financial and operational decisions. The Company also believes it is useful supplemental information for investors and analysts to assess its operating performance without the effect of wafer shipments from Wuhan Xinxin, which were not output through its production capacity. SMIC announced in March 2013 that it had ceased to manage and operate the 300mm wafer fab in Wuhan owned by Wuhan Xinxin, and began gradually phasing out wafer shipments from Wuhan Xinxin in 3Q13. There were no wafer shipments from Wuhan Xinxin from 1Q14 onwards. However, the use of non-GAAP financial measures has material limitations as an analytical tool. One of the limitations of using non-GAAP financial measures is that they do not include all items that impact our net profit for the period. In addition, because non-GAAP financial measures are not calculated in the same manner by all companies, they may not be comparable to other similar titled measures used by other companies. In light of the foregoing limitations, you should not consider non-GAAP financial measure in isolation from or as an alternative to revenue, cost of sales, gross margin and operating expenses prepared in accordance with IFRS.

The following table sets forth the reconciliation of each of non-GAAP revenue, non-GAAP cost of sales, non-GAAP gross margin and non-GAAP operating expenses to its most directly comparable financial measure presented in accordance with IFRS, for the periods indicated.

	For the three months ended
	June 30, 2014	March 31, 2014	June 30, 2013
	(Unaudited)	(Unaudited)	(Unaudited)
Revenue	511,344	451,083	541,302
Revenue from Wuhan Xinxin	-	-	(39,458)

Non-GAAP revenue	511,344	451,083	501,844

Cost of sales	(368,291)	(354,965)	(406,075)
Cost of sales of Wuhan Xinxin	-	-	38,465

Non-GAAP cost of sales	(368,291)	(354,965)	(367,610)

Gross margin	28.0%	21.3%	25.0%

Non-GAAP gross margin	28.0%	21.3%	26.7%

	For the three months ended
	June 30, 2014	March 31, 2014	June 30, 2013
	(Unaudited)	(Unaudited)	(Unaudited)
Operating expenses	(84,861)	(66,533)	(56,095)
Employee bonus accrual	10,849	2,001	18,467
Government funding	(8,494)	(11,972)	(3,837)
Gain from the disposal of living quarters	(4,094)	(2,859)	(4,736)

Non-GAAP operating expenses	(86,600)	(79,363)	(46,201)

As of
	June 30, 2014	March 31, 2014
	(Unaudited)	(Unaudited)
ASSETS
Non-current assets
Property, plant and equipment	2,515,105	2,500,845
Prepaid land use right	136,623	137,296
Intangible assets	198,952	208,775
Investments in associates	30,820	29,997
Deferred tax assets	44,161	43,974
Other assets	7,228	7,666

Total non-current assets	2,932,889	2,928,553

Current assets
Inventories	319,089	294,375
Prepaid operating expenses	42,261	43,181
Trade and other receivables	458,765	361,536
Other financial assets	358,417	178,383
Restricted cash	181,573	120,338
Cash and cash equivalent	573,332	437,575

	1,933,437	1,435,388
Assets classified as held-for-sale	1,543	2,361

Total current assets	1,934,980	1,437,749

TOTAL ASSETS	4,867,869	4,366,302

EQUITY AND LIABILITIES
Capital and reserves
Ordinary shares, $0.0004 par value, 50,000,000,000 shares authorized, 34,831,860,338 and 32,214,208,143 shares issued and outstanding at June 30, 2014 and March 31, 2013, respectively	13,933	12,886
Share premium	4,296,190	4,098,490
Reserves	87,004	71,584
Accumulated deficit	(1,616,797)	(1,673,598)

Equity attributable to owners of the Company	2,780,330	2,509,362
Non-controlling interests	108,715	108,336

Total equity	2,889,045	2,617,698

Non-current liabilities
Borrowings	430,520	512,075
Convertible bonds	352,317	182,149
Deferred tax liabilities	122	167
Deferred government funding	192,325	200,850
Total non-current liabilities	975,284	895,241

Current liabilities
Trade and other payables	474,268	401,041
Borrowings	365,269	313,191
Deferred government funding	31,484	24,431
Accrued liabilities	132,273	114,463
Other financial liabilities	-	76
Current tax liabilities	246	161
Total current liabilities	1,003,540	853,363

Total liabilities	1,978,824	1,748,604

TOTAL EQUITY AND LIABILITIES	4,867,869	4,366,302

	For the three months ended
	June 30, 2014	March 31, 2014
	(Unaudited)	(Unaudited)
Cash flow from operating activities
Profit for the period	57,180	18,942
Depreciation and amortization	138,463	136,871
Share of profits of associates	(566)	(885)
Changes in working capital and others	(76,442)	14,450

Net cash from operating activities	118,635	169,378

Cash flow from investing activities:
Payments for property, plant and equipment	(108,683)	(118,563)
Payments for intangible assets	(9,948)	(1,364)
Payments for land use right	—	(1,123)
Proceeds from disposal of property, plant and equipment	2,654	13,348
Changes in restricted cash relating to investing activities	(43,749)	20,879
Payments to acquire financial assets	(443,617)	(267,084)
Proceeds on sale of financial assets	263,582	329,011
Others	—	(16)
Net cash used in investing activities	(339,761)	(24,912)

Cash flow from financing activities:
Proceeds from borrowings	99,514	51,284
Repayment of borrowings	(121,382)	(223,711)
Proceeds from issuance of ordinary shares	197,604	—
Proceeds from issuance of convertible bonds	181,230	—
Proceeds from exercise of employee stock options	248	3,800
Proceeds from non-controlling interests	—	245
Net cash from (used in) financing activities	357,214	(168,382)

Effects of exchange rate changes on the balance of cash held in foreign currencies	(331)	(992)

Net increase (decrease) in cash and cash equivalent	135,757	(24,908)
Cash and cash equivalent, beginning of period	437,575	462,483
Cash and cash equivalent, end of period	573,332	437,575

As at the date of this announcement, the directors of the Company are:

Executive Directors
Zhang Wenyi (Chairman)
Tzu-Yin Chiu (Chief Executive Officer)
Gao Yonggang (Chief Financial Officer)

Non-executive Directors
Chen Shanzhi (Li Yong Hua as his Alternate)
Lawrence Juen-Yee Lau (Datong Chen as his Alternate)
Zhou Jie

Independent Non-executive Directors
William Tudor Brown
Sean Maloney
Frank Meng
Lip-Bu Tan

By order of the Board
Semiconductor Manufacturing International Corporation
Dr. Tzu-Yin Chiu
Chief Executive Officer
Executive Director

Shanghai, PRC
August 6, 2014

• For identification only